FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of January 2010

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on January 8, 2010, by Panasonic Corporation (the registrant), announcing the annual management policy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/S/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: January 13, 2010

January 8, 2010

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)

Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-457)

Panasonic Announces Annual Management Policy

Osaka, Japan (January 8, 2010) – Panasonic Corporation (Panasonic [NYSE: PC]) today announced its management policy for the new fiscal year ending March 31, 2011 (fiscal 2011). The following is a gist of President Fumio Ohtsubo’s speech that was delivered to company employees on January 8.

1. New Panasonic Group

•

With SANYO Electric Co., Ltd. (SANYO) joining the Group, the new Panasonic Group will continue to pursue its business activities under its unchangeable management philosophy, “Contributing to the progress and development of society and enriching people’s lives through manufacturing”.

•

In the electronics business, Panasonic has been developing a wide range of products connected with people’s lives. Meanwhile, SANYO has been a key player in the solar cells and rechargeable batteries markets and has strong businesses in industrial equipment and devices. The addition of SANYO has broadened the scope and depth of the Group’s business and Panasonic will capitalize on this new potential and strive to leverage the group synergies to the fullest extent.

•

Regarding growth on the combined strengths of Panasonic and SANYO, the two brands will work closely to learn from each other and bring together the wisdom of each company. The new Panasonic Group will lead the environmental and energy fields and implement bold business strategies towards future growth.

•

As for duplications and challenges between the two companies, the Group will identify each other’s strength objectively, making use of the strong points and forgoing the weak. Once they finish reviewing each other, rapid restructuring will be necessary and the two will pursue creation of an ideal company by making decisions and taking actions from the customers’ viewpoint.

2. Vision of the 100th Anniversary

•	What Panasonic should be in 2018, the 100th anniversary of its founding

Panasonic aims to become the No.1 Green Innovation Company in the Electronics Industry towards 2018 by spurring the following innovations.

1) Green life innovation

Panasonic will make the green lifestyle a reality by implementing Panasonic ideas for life and offer better living to people around the world with a sense of security, comfort and joy, in a sustainable way. For example, the ideas will include “lifestyle with virtually zero CO2 emissions for the entire home and the entire building,” “lifestyle with recycling-oriented products,” “evolving and expanding eco cars,” and “encouraging eco-conscious products in emerging and developing countries.”

2) Green business innovation

Panasonic will cut its environmental impact stemming from its business activity to the maximum extent possible and introduce to the market its technologies, ideas and measures derived from such efforts. For example, the company will strive for “minimizing CO2 emissions in all business processes,” “recycling-oriented manufacturing,” “green work-style” and “offering eco-solution using its own expertise.”

•	Goals of Group Business Management

1) Global networking: Creating a network of strong autonomous Panasonic bases across the world, Panasonic will pursue management approaches that will optimize business efficiency on a global scale.

2) Individual-customer touch points No.1: Taking advantage of the vast array of its products, Panasonic will establish new IT-driven relationships to provide to each individual customer a maximized life-time customer value.

3) Synergy creation: Panasonic believes group synergy occurs when Panasonic companies collaborate spontaneously and autonomously in diverse fields. The Panasonic Group aims to become a flexible and dynamic company, consistently promoting collaboration and creating synergies within the Group through spontaneous initiatives and autonomous management.

•	Indexes Defining No.1 Electronics Company

Panasonic aims to become the No.1 Green Innovation Company in the Electronics Industry. In order to achieve the goal, it has set the following indexes:

1) Global Excellence Indexes: In order to be a globally excellent company, Panasonic has added a new yardstick – having multiple key products that hold a top market share in the world – in addition to previously-set goals. The other goals include achieving 10 trillion yen or more in sales and 10 percent or more in operating profit and ROE.

2) Green Indexes: The company aims to become the leader in the environmental field, taking into consideration all the following factors –contribution in reducing CO2 emissions and recycling resources, increasing the size of the energy systems business and having a high sales ratio of No.1 eco-conscious products.

Goals for fiscal 2019 Green Indexes: Panasonic aims to contribute in reducing CO2 emissions by approximately 120 million tons, which is 50 percent of the calculated volume compared with the level in fiscal 2006, ended March 2006, combining those stemmed from manufacturing and use of Panasonic products by consumers. At the same time, it strives to maximize the ratio of used resources to total resources and cut waste from production activities to zero. In sales, the company targets to generate more than 3 trillion yen from the energy systems business including energy creation and storage systems. As for eco-conscious products, it aims to increase the ratio of the industry-leading energy-efficient products that are certified internally as “Superior Green Products” to 30 percent or more.

•	New Eco Ideas Declaration

In order to realize its vision for the 100th anniversary, Panasonic has drawn up a New Eco Ideas Declaration that outlines the company’s environmental code of conduct as follows.

New Eco Ideas Declaration:

The Panasonic Group strives to be a Green Innovation Company with a global perspective.

Eco Ideas for Lifestyles

We will promote lifestyles with virtually zero CO2 emissions all throughout the world.

Eco Ideas for Business-styles

We will create and pursue a business-style which makes the best use of resources and energy.

3. Positioning of New Mid-term Management Plan

•	Framework

1) Role of the new plan: The new mid-term management plan will serve to establish a foundation for the company to become the No. 1 Green Innovation Company in the Electronics Industry in 2018.

2) Basic concept: Panasonic will place more importance on its environmental contribution and integrate its environmental contributions with business growth. At the same time, it will implement a bold business paradigm shift as a group, including shifting management approaches from Japan-oriented to completely global, changing disproportionate focus on existing businesses to new business fields such as the energy business, and shifting product offerings from single item oriented products to solutions and systems incorporating a variety of products. These shifts will put Panasonic on a growth track with the aim of returning to profit.

3) Main business fields of the Group: The current mid-term management plan defines four businesses (ABCD) as its pillars: Appliance solutions, Black box devices, Car electronics and Digital AV networks. In the new business plan, energy is added to the Group. Under the theme of the “ABCDE with eco,” Panasonic will push forward all its businesses with ecology in mind.

4) Six key businesses: Panasonic will focus its management resources in six key business areas to accelerate growth. They are energy systems, heating/refrigeration/air conditioning, network AV, security, healthcare and LED. With these businesses at the core, Panasonic will deliver unique solutions for the entire home and the entire building that is unrivaled in the industry.

•	Initiatives in Corporate Strategy - Formulating a Group Growth Strategy

1) Energy systems business

i)	Panasonic will deliver energy solutions that other companies cannot deliver, such as eco solutions for the entire home and the entire building, eventually spreading these solutions from homes and buildings to towns and communities to build up a community grid. The company will establish the energy systems as its flagship business by increasing the appeal of its products that incorporate technologies to create, store and save energy, integrating these products to offer value-added systems as well as further enhancing global sales channels.

ii)	Panasonic will expand its solar cell business, combining SANYO’s world-leading solar technology with the worldwide sales channels, energy management technology and building products/electrical construction materials technologies of Panasonic and Panasonic Electric Works. Panasonic will invest approximately 100 billion yen from fiscal 2011 to 2016 to increase production of SANYO’s “HIT” solar cells. Panasonic aims for the No.1 market share in Japan in fiscal 2013 and one of the top three companies in the global market in fiscal 2016.

iii)	In the lithium-ion rechargeable battery business, Panasonic aims to achieve sales exceeding one trillion yen and over 40 percent market share in the global market in fiscal 2016. To attain these goals, the company will enhance strength and increase production of its products that incorporate SANYO and Panasonic’s expertise in batteries. Furthermore, product offerings in such promising areas as car batteries and household-use battery systems will be emphasized.

iv)	Panasonic will push the frontier of the energy management business, where the company has technological prowess in many areas from energy creation, storage and saving technologies to power distribution and wiring systems. By building a new business model, the company will expand its energy management business. To begin with, Panasonic will set up Corporate Division for Promoting Energy Solution Business (tentative name) effective April 1, 2010, which will orchestrate and push project-based product and technology refinement efforts across the Group.

v)	In the eco-car market, Panasonic will step up its business focusing on three areas requiring technology innovation: batteries, thermal systems and power supply systems. They will include high-performance and low-priced batteries for electric vehicles, energy-efficient heat-pump air conditioners and development of easy and safe rapid recharging systems that use low-loss power control technologies.

2) Cooling and heating conditioning business

Panasonic will offer cooling and heating conditioning business to retail stores including supermarkets, convenience stores and restaurants by combining Panasonic’s accumulated strength in product development in consumer electronics and its energy-saving technology with SANYO’s expertise in the industrial field. The company will go further to offer comprehensive cooling and heating solutions that integrate its energy solutions.

3) Network AV business

Panasonic will introduce 50-inch and larger Full HD 3D plasma TVs this spring to explore the new market. Of the LCD TVs, LED-backlight LCD TVs will account for 30 percent of the Panasonic’s total number of LCD TVs in fiscal 2011 ending in March 2011. To expand its presence among “volume zone” customers, the company will implement local market-oriented product plans, targeting mainly developing countries where consumers are trading CRT TVs and the United States where flat-panel TVs are replacing projection TVs.

While the company will ensure smooth operations of Panasonic Plasma Display’s fifth plant in Amagasaki City and IPS Alpha plant in Himeji City in Hyogo Prefecture, it will shift module production and TV assembly work overseas at an accelerated pace.

Panasonic will also nurture Full HD 3D products as one of its new pillars of the flat-panel TV business, taking advantage of the total strengths of end-to-end solutions in 3D products and services, from 3D filming, editing and authoring systems to viewing at home.

4) Growing businesses to drive future growth

Panasonic will build up its security, LED and healthcare businesses to turn them into pillars that drive sustainable growth. In the security business, System Networks Company, having been set up on Jan. 1, 2010, will play a central role. Working closely with related business domain companies and internal divisions, System Networks Company will strengthen its solutions business, particularly in the global market, to offer comprehensive security solutions including construction and services. In the LED business, Panasonic will introduce speedily to the global market, LED-backlight LCD TVs and lighting related products, not adhering to its vertically integrated business model. In healthcare, Panasonic will make maximum use of the Group’s potential to expand the business, building on the existing products ranging from water filters and health-related home electronics, to bio-related facilities.

5) Change in business structure as a Group

Heading to the 100th anniversary since its foundation, Panasonic will increase its profitability while reforming business structures and models flexibly. Towards fiscal 2013, the last year of the new management plan, Panasonic will drive growth by delivering a wide variety of solutions, focusing on the six key businesses, while integrating business growth with environmental contribution. Panasonic will move ahead to become a company that can offer solutions for the entire home with the energy systems business playing a central role in conjunction with the other business pillars by fiscal 2019 ending in March 2019. The company aims to become the No. 1 Green Innovation Company in the Electronics Industry by spurring green life innovations and green business innovations.

•	Strategic Themes for the Group: Manufacturing and Management Reform

1) Establishment of independent and strong operating sites

Panasonic will build a structure that allows its overseas sites to take initiatives from product planning and development to sales and after services, in order to deliver products that fulfill the most desired needs of the customers specific to each region, thereby creating new “volume zone” products.

2) Innovation in global communication

Panasonic will establish a collaborative environment to promote innovation in global communication as part of its efforts to trigger and reflect locally-oriented innovation initiatives in the Group’s globally-networked management.

3) IT-based customer relationship management (CRM)

Panasonic will maximize contact points with individual customers by linking online search sites and social networking service (SNS) with its advertisement and event activities. At the same time, the company will strengthen relationship with and maximize lifetime value for its customers by providing the most suitable information and services to each customer, using a consolidated data base.

4) Accelerated innovation in group management

Panasonic will establish the Group Management Innovation Division on April 1, integrating the Corporate Division for Promoting Manufacturing-oriented Innovation and Corporate IT Innovation Division together to spur innovation in the Group’s management. Four subcommittees will be placed under the new division: Environment Innovation, V-Products, New and Key Business Promotion and Management and IT Innovation.

The Environment Innovation Subcommittee will drive forward group-wide initiatives such as those in increasing environmentally-conscious products, CO2 reductions in manufacturing and manufacturing of highly recyclable products.

The V-Products Subcommittee will continue to promote creating V-Products while enhancing collaboration between domain companies and product design capability.

The New and Key Business Promotion Subcommittee will continue creating new businesses and take up new responsibilities in promoting group-wide key businesses and projects.

The Management and IT Innovation Subcommittee will promote reforms in group management, including at the headquarters, and working styles, using information technology.

4. Management Slogan for 2010

Panasonic will keep moving forward to attain its mid- and long-term goals through unity of its employees around the world and boldly implement transformations and innovations with a challenger’s spirit.

Unite Our Efforts - Drive Eco Innovation

About Panasonic

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 7.77 trillion yen (US$78.4 billion) for the year ended March 31, 2009. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE: PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

# # #